Exhibit 6.15

Second Amendment to Engagement Letter
CoinFund Global LLC:
Pursuant to Section 17 of that certain amended and restated engagement letter entered into by and between CoinFund Global LLC (“You”) and YouNow, Inc. (the “Company” or the “Client”), dated February 8, 2018 (the “Engagement Letter”), You and the Company hereby agree pursuant to this Second Amendment to Engagement Letter (this “Second Amendment”) that a new Section 2(e) is hereby added to the Engagement Letter, which reads in its entirety as follows:
e)    If the Client (i) creates PROPS that, together with all other PROPS then in existence, represent more than 1,000,000,000 PROPS (the “New PROPS”) and (ii) any amount of the New PROPS are then issued to wallet addresses controlled by the Client or its equity investors (any such amount, the “New Client Allocation”), then You will be entitled to receive from the Client 2.825 PROPS for every 26 PROPS in the New Client Allocation. This Section 2(e) shall terminate and have no further effect as of March 15, 2034.
The laws of the State of New York shall apply to, and govern, this Amendment. This Amendment, together with the Engagement Letter, constitute the entire understanding and agreement between the parties hereto and supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof. In the event that any provision of this Amendment shall be deemed unlawful or otherwise unenforceable, such provision shall be severed from this Amendment and the balance of the Amendment shall continue in full force and effect. This Amendment may be executed in counterparts.
We are looking forward to continuing to work with you and having a fruitful cooperation.

Very Truly Yours,

YOUNOW, INC.

By:	/s/ Adi Sideman
Name:	Adi Sideman
Title:	Chief Executive Officer
Date:	July 2nd 2019

Agreed and Accepted,

COINFUND GLOBAL LLC

By:	/s/ Jake Brukhman
Name:	Jake Brukhman
Title:	Managing Director
Date:	July 2nd 2019